Exhibit 99.2

                FINANCIAL FEDERAL CORPORATION
                 DECLARES QUARTERLY DIVIDEND


NEW YORK, NY: March 7, 2005 - Financial Federal Corporation (NYSE: FIF) today announced that its Board of Directors has declared a quarterly dividend of $0.10 per share on its common stock. The dividend is payable on April 29, 2005 to stockholders of record at the close of business on March 28, 2005. The dividend rate is unchanged from the previous quarter.


Financial Federal Corporation specializes in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For additional information, please visit us at www.financialfederal.com.



CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000